FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Financial Highlights for the period January – September 2012	3

FINANCIAL HIGHLIGHTS

•	Consolidation of sequential improvement in OIBDA which, for the second straight quarter, showed quarter-on-quarter growth across all regions and is reflected in higher margins:

•	Third quarter consolidated OIBDA (5,351 million euros) increased 1.8% sequentially in underlying terms and reached 15,782 million euros in the first nine months of 2012.

•	Underlying OIBDA margin for the third quarter was 35.1% (33.7% in the first half), with a significant improvement in year-on-year trends (-0.5 p.p. in the quarter; -2.3 p.p. up to June).

•	This performance reflects efficiency gains derived from the transformation initiatives launched in the last 12 months.

•	Inflection point in EPS, which stood at 0.36 euros in the third quarter in underlying terms, registering an outstanding improvement both sequentially (+4.8%) and year-on-year (+0.5% vs. declines registered in previous quarters). Underlying net income in the first nine months of 2012 amounted to 4,414 million euros (3,455 million euros in reported terms), while underlying EPS reached 0.98 euros.

•	Significant improvement in financial flexibility, with a sharp reduction in net financial debt during the quarter
(-2,304 million euros) and a major increase in liquidity following the refinancing of nearly 5,400 million euros from August to mid-October:

•	Higher cash flow generation and asset disposals in the third quarter drove a 4% reduction in net financial debt from the end of June.

•	Post-closing of the third quarter, debt could be cut further by 3,183 million euros thanks to the rapid execution of asset disposals and the preferred shares swap for treasury stock.

•

The Company’s debt maturities are covered beyond 2014 thanks to the proactive refinancing policy, which has enabled it to raise more than 13,000 million euros year to date, more than in full year 2011.

•	Sustained growth in main revenue drivers, Latin America and mobile data:

•

TelefónicaLatinoamérica’s revenues continued posting strong year-on-year growth (+5.9%) and represented 49% of consolidated revenues, exceeding revenues from the European operations for the first time.

•	Mobile data revenues continued showing strong dynamism, rising by 14.2% year-on-year to account for more than 34% of consolidated mobile service revenues.

•

Consolidated revenues in the first nine months of the year (46,519 million euros) were practically flat year-on-year (-0.3%), impacted by mixed performances in Europe and regulation. Excluding the impact of regulation, revenues increased by 1.1% year-on-year.

•	Total accesses increased by 5% year-on-year to 314 million accesses at the end of September 2012, underpinned by solid growth in mobile broadband accesses (+40% year-on-year).

•	The Company reiterates its guidance for 2012 and the dividend announced for 2013 (0.75 euros per share).

Comments from César Alierta, Executive Chairman:

“We have continued executing our strategy in recent months, achieving very visible progress in priority areas for the Company.

On the results, during the third quarter of the year there has been a consolidation of the recovery trend initiated in the second quarter, with an outstanding sequential improvement in underlying earnings per share, which stood at 0.36 euros per share in the quarter, returning to positive year-on-year growth. This improvement was underpinned by the quarter-on-quarter growth in OIBDA across all regions, thanks to the transformation initiatives to enhance our efficiency and the benefits of our scale.

On the financial side, we have significantly improved our financial position since the end of June, with a net debt reduction of over 2,300 million euros in the third quarter on the back of a strong improvement in free cash flow and the execution of asset disposals. Post-third quarter, we have further reduced our debt by an amount close to 3,200 million euros. At the same time, we have proactively refinanced over 13,000 million euros year to date, having access to diversified financing sources, which has led to an important increase in our liquidity.

And from a strategic standpoint, we continue making progress in our transformation into a “Digital Telco”, achieving significant milestones such as the launch of the best convergent offer in Spain, the new IPTV platform in Brazil and the rollout of new M2M services.

In conclusion, we are making further progress in our transformation journey and the results achieved so far make us feel more positive about the future despite tough conditions”.

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September		% Chg
	2012	2011	Reported	Organic
Revenues	46,519	46,672	(0.3)	(0.8)
Telefónica Latinoamérica	22,578	21,317	5.9	6.4
Telefónica Europe	22,512	24,045	(6.4)	(7.7)
Other companies & eliminations	1,429	1,310	9.1
OIBDA	15,782	14,251	10.7	(5.3)
Telefónica Latinoamérica	7,906	7,743	2.1	2.9
Telefónica Europe	7,950	6,463	23.0	(12.8)
Other companies & eliminations	(73)	45	c.s.
OIBDA margin	33.9%	30.5%	3.4p.p.	(1.6p.p. )
Telefónica Latinoamérica	35.0%	36.3%	(1.3p.p. )	(1.2p.p. )
Telefónica Europe	35.3%	26.9%	8.4p.p.	(2.1p.p. )
Operating Income (OI)	8,009	6,696	19.6	(11.2)
Telefónica Latinoamérica	4,136	4,187	(1.2)	0.7
Telefónica Europe	4,187	2,681	56.2	(20.9)
Other companies & eliminations	(314)	(171)	83.2
Net income	3,455	2,733	26.4
Basic earnings per share (euros)	0.77	0.60	28.9
CapEx	5,699	6,625	(14.0)	3.5
Telefónica Latinoamérica	2,986	3,197	(6.6)	6.7
Telefónica Europe	2,400	3,171	(24.3)	(5.5)
Other companies & eliminations	313	256	22.2
OpCF (OIBDA-CapEx)	10,083	7,626	32.2	(9.5)
Telefónica Latinoamérica	4,920	4,545	8.2	0.8
Telefónica Europe	5,550	3,292	68.6	(15.6)
Other companies & eliminations	(386)	(211)	82.9

- Reconciliation included in the excel spreadsheets.

Notes:

- OIBDA and OI are presented before brand fees and management fees.

- OIBDA margin calculated as OIBDA over revenues.

- 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

- CapEx includes 38 million euros from the spectrum acquired, mainly corresponding to Venezuela (32) in the third quarter of 2012 and to Nicaragua (5) in the first quarter of 2012. In 2011, it includes 423 million euros from the spectrum acquired in Brazil (354) , Costa Rica (69) in Q2 11 and 669 from the spectrum acquired in Spain in Q3 11.

- From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T.Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda), T. España and T.Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from their consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T.Europe includes T.España. As a result, the results of T. Europe, T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

- Organic criteria: In financial terms, it assumes constant average exchange rates as of January-September 2011, and excludes hyperinflation accounting in Venezuela.Therefore, in OIBDAand OI terms, the first nine months of 2011 exclude the positive impact of the partial sale of our stake in Portugal Telecom (+183 million euros), and the provisions for the redundancy program in Spain
(-2,671 million euros). In OIBDA and OI terms, the first nine months of 2012 exclude the capital loss of China Unicom (-97 million euros). Telefónica’s CapEx excludes spectrum investment and, in 2011, real estate commitments in relation to the new Telefónica headquarters in Barcelona.

DISCLAIMER

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

For further information please refer to the information on 2012 third quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 7th, 2012	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer